NEOPENDA, PBC

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2018


NEOPENDA, PBC
BALANCE SHEET
As of December 31, 2018 and 2017
(Unaudited)


ASSETS		**2018**		**2017**
Current Assets:				
Cash and cash equivalents	$	72,756	$	37,354
Other current assets		0		13
Total Current Assets		72,756		37,367
TOTAL ASSETS		72,756		37,367
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable		0		530
Accrued expenses		1,122		0
Total Current Liabilities		1,122		530
Long-Term Liabilities				
Notes payable		200,000		0
Total Long-Term Liabilities		200,000		0
TOTAL LIABILITIES		201,122		530
Stockholders' Equity Deficit:				
Common Stock $0.0001 par value, 20,000,000 shares authorized, 11,190,426 shares issued as of December 31, 2018 and 2017		1,119		0
Additional Paid-in-Capital		68,881		0
Member Units		0		50,000
Retained earnings		(198,366)		(13,163)
Total Stockholders' Equity (Deficit)		(128,366)		36,837
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	72,756	$	37,367

NEOPENDA, PBC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2018 and 2017

	2018	2017
Revenues	$ 0	$ 0
Expenses:		
Sales and marketing	23,928	9,545
Technology	40,610	32,010
General and administrative expenses	228,257	114,460
Total Operating Expenses	292,795	156,015
Income:		
Other Income	107,592	158,745
Total Other Income	0	0
Operating Income (Loss)	(185,203)	2,730
Provision for Income Taxes	0	0
Net Income (Loss)	$ (185,203)	$ 2,730

NEOPENDA, PBC
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2018 and 2017
(Unaudited)

	Common Stock		Additional Paid-In Capital	Members' Equity	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount				
Balance as of January 1, 2017	0	$ 0	$ 0	$ 50,000	$ (15,893)	$ 34,107
Net Income (Loss)	0	0	0	0	2,730	2,730
Balance as of December 31, 2017	0	0	0	50,000	(13,163)	36,837
Issuance of member units	0	0	0	20,000	0	20,000
Conversion of LLC to C-Corporation	11,190,426	1,119	68,881	(70,000)	0	0
Net Income (Loss)	0	0	0	0	(185,203)	(185,203)
Balance as of December 31, 2018	11,190,426	$ 1,119	$ 68,881	$ 0	$ (198,366)	$ (128,366)


NEOPENDA, PBC
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2018 and 2017
(Unaudited)


	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss)	$ (185,203)	$ 2,730
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in other current assets	(13)	(13)
(Decrease) Increase in accounts payable and accrued expenses	592	(2,403)
Net Cash Used In Operating Activities	(184,598)	314
Cash Flows From Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Issuance of member units	20,000	0
Issuance of convertible notes	200,000	0
Net Cash Provided By Financing Activities	220,000	0
Net Change In Cash and Cash Equivalents	35,402	314
Cash and Cash Equivalents at Beginning of Period	37,354	37,040
Cash and Cash Equivalents at End of Period	$ 72,756	$ 37,354
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

NEOPENDA, PBC
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2018 and 2017
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Neopenda, PBC (which may be referred to as the "Company," "we," "us," or "our") was formed in Delaware August 17, 2015 as Neopenda, LLC and converted to Neopenda, PBC on July 11, 2018 (see Note 7). The Company has a specific public benefit purpose to design and implement technology-enabled products and services that have a positive effect on health and wellbeing, particularly for resource-constrained settings.

Since Inception, the Company has relied on funding from grants, prize money from various business plan competitions and raising capital through sale of stock and convertible notes to fund its operations. As of December 31, 2018, the Company has a working capital balance of $71,634 and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), capital contributions from the founders and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Company is headquartered in Chicago, Illinois. The Company began operations in 2015.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the

Company's checking account.   As of December 31, 2018, and 2017, the Company had $72,756 and $37,354, respectively, of cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, and 2017, the Company had no accounts receivable outstanding.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2018.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception (see Note 6 – Change in Corporate Legal Structure). The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Reclassifications

Certain reclassifications of amounts previously reported have been made to the accompanying financial statements to maintain consistency between periods presented. The reclassifications had no impact on net income or stockholders' equity.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2018.

NOTE 4 – CONVERTIBLE NOTES

Between April and July 2018, the Company issued $200,000 of 5% convertible notes (the "Notes") due between April and July 2020 ("Maturity Date"). The Notes are unsecured. The outstanding principal amount and all unpaid accrued interest of the Note shall be payable upon written demand and election of a majority of holders of the Notes request any time on or after the Maturity Date.

The notes are automatically convertible into common stock on the completion of an equity offering of $250,000 or more ("Qualified Financing").   The conversion price is the lesser of

80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. In the event that a Qualified Financing has not occurred prior to the Maturity Date, the Notes can convert, at the written demand and election of a majority of holders of the Notes, into equity at a conversion price per share equal to the quotient of $4,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options, Notes and any other current of future convertible debt or equity instruments..

The convertible notes are recorded as a liability until conversion occurs.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 6 – STOCKHOLDERS' EQUITY (DEFICIT)

Change in Corporate Legal Structure

On July 11, 2018, the Company converted from a limited liability corporation to a public benefit corporation (see Note1). Upon conversion, the Company converted 70,000 of member units into 11,190,426 shares of common stock in the public benefit corporation as part of the change in corporate structure.

The original member units were issued during 2016 and 2018.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company has closed an offering in January 2019 (the "Crowdfunded Offering") 293,947.68 SAFEs for gross proceeds of $278,000.

The Crowdfunded Offering was made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary is entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.